FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES
List identifying information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 12 January 2005	By
		Name:	S M Bunn
		Title:	Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2004

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Mr N C Rose informs the Company of his	Company purchases its own securities
beneficial interests.	through Cazenove & Co. Ltd.
(1 December 2004)	(17 December 2004)
Announcement	Announcement
Company purchases its own securities	Company signs agreement to acquire
through Cazenove & Co. Ltd.	The Chalone Wine Group Ltd.
(1 December 2004)	(20 December 2004)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through Cazenove & Co. Ltd.	through Cazenove & Co. Ltd.
(2 December 2004)	(20 December 2004)
Announcement	Announcement
Transfer of Shares by Diageo Share	Mr H T Stitzer informs the Company of his
Ownership Trustee Limited and Messrs	beneficial interests and enters into a monthly
Walsh and Rose inform the Company of	arrangement with the Company to purchase
their beneficial interests therein.	shares in the Company.
(3 December 2004)	(21 December 2004)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through Cazenove & Co. Ltd.	through Cazenove & Co. Ltd.
(6 December 2004)	(21 December 2004)
Announcement	Announcement
Company purchases its own securities	Lodgement of Diageo Finance plc Financial
through Cazenove & Co. Ltd.	Statements with the UK List Authority.
(7 December 2004)	(22 December 2004)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through Cazenove & Co. Ltd.	through Cazenove & Co. Ltd.
(9 December 2004)	(22 December 2004)
Announcement	Announcement
Transfer of Shares by Diageo Share	Company purchases its own securities
Ownership Trustee Limited and Messrs	through Cazenove & Co. Ltd
Walsh and Rose inform the Company of	(23 December 2004)
their beneficial interests therein.
(10 December 2004)
Announcement	Announcement
Transfer of Shares by Diageo Share	Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs	Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of	Walsh and Rose inform the Company of their
their beneficial interests therein.	beneficial interests therein
Lord Blyth informs the Company of	(31 December 2004)
his beneficial interests.
(10 December 2004)
Announcement
Company purchases its own securities
through Cazenove & Co. Ltd.
(10 December 2004)

Announcement
Company purchases its own securities
through Cazenove & Co. Ltd.
(13 December 2004)
Announcement
Company purchases its own securities
through Cazenove & Co. Ltd.
(14 December 2004)
Announcement
Company purchases its own securities
through Cazenove & Co. Ltd.
(15 December 2004)
Announcement
Company purchases its own securities
through Cazenove & Co. Ltd.
(16 December 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein.
(17 December 2004)

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:01 01-Dec-04
Number	PRNUK-0112

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that Mr NC Rose, a director, notified the Company that he today exercised options over 3,450 Ordinary Shares of 28 101/ 108 pence in the Company (‘Ordinary Shares’) granted on 27 October 1999 at a price of £4.89 under the Diageo UK Sharesave Scheme.

As a result of this transaction, Mr Rose’s interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of the Grand Metropolitan No. 2 Employee Share Trust and the Diageo Employee Benefit Trust) is 180,270.

1 December 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 01-Dec-04
Number	9010F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,250,000 ordinary shares at a price of 733.3544 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 27,200,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,022,301,613.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 02-Dec-04
Number	9692F

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 700,000 ordinary shares at a price of 737.29 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 27,900,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,021,601,613.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:01 03-Dec-04
Number	PRNUK-0312

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 3 December 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 2,363 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 21,160 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold between 30 November 2004 and 2 December 2004 at prices per Ordinary Share of between £ 7.2905 and £7.383 by the Trustee.

Date of	No of Ordinary	Price Per
Transaction	Shares Sold	Share
30.11.04	1,140	£7.383
30.11.04	816	£7.3455
01.12.04	69	£7.2905
01.12.04	94	£7.3465
02.12.04	244	£7.3753

Date of	No of Ordinary
Transaction	Shares Transferred
30.11.04	20,954
01.12.04	206

The total holding of the Trust now amounts to 4,548,386 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

3 December 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 06-Dec-04
Number	0805G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 727.9579 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 28,900,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,020,629,586.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 07-Dec-04
Number	1333G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 734.1522 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 29,900,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,019,636,035.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 09-Dec-04
Number	2463G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 820,000 ordinary shares at a price of 730.3242 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 31,720,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,017,866,370

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	11:27 10-Dec-04
Number	PRNUK-1012

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 10 December 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 277 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 6 December 2004 and 7 December 2004 at prices per Ordinary Share of £7.275 and £7.321 respectively by the Trustee.

The total holding of the Trust now amounts to 4,548,109 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

10 December 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:56 10-Dec-04
Number	PRNUK-1012

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

1. It received notification on 10 December 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

2. (i) the Trustee purchased 45,812 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 December 2004 at a price of £7.36 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

    (ii) the following directors of the Company were allocated Ordinary Shares on 10 December 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Number of
Name of Director	Ordinary Shares
N C Rose	26
P S Walsh	26

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.36.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 December 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 4,593,921 Ordinary Shares.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Number of
Name of Director	Ordinary Shares
N C Rose	180,296
P S Walsh	637,529

3. It received notification on 10 December 2004 from Lord Blyth that he has purchased 996 Ordinary Shares on 10 December 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.36.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 101,100.

10 December 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:28 10-Dec-04
Number	2959G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,210,000 ordinary shares at a price of 734.2125 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 32,930,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,016,729,544

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:01 13-Dec-04
Number	3499G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 775,000 ordinary shares at a price of 738.8644 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 33,705,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,015,899,892.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 14-Dec-04
Number	4027G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 400,000 ordinary shares at a price of 743.1733 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 34,105,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,015,554,544

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 15-Dec-04
Number	4603G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 741.2145 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 35,105,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,014,560,544

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 16-Dec-04
Number	5236G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 700,000 ordinary shares at a price of 737.8877 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 35,805,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,013,877,128

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:55 17-Dec-04
Number	PRNUK-1712

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 17 December 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 2,268 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 56,074 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold between 8 December 2004 and 16 December 2004 at prices per Ordinary Share of between £7.3106 and £ 7.386, by the Trustee.

Date of	No of Ordinary	Price Per
Transaction	Shares Sold	Share
08.12.04	71	£7.3106
10.12.04	69	£7.3206
10.12.04	219	£7.3206
16.12.04	1,909	£7.386

Date of	No of Ordinary
Transaction	Shares Transferred
10.12.04	2,792
16.12.04	53,282

The total holding of the Trust now amounts to 4,535,579 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

17 December 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:41 17-Dec-04
Number	5814G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 735.2747 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 36,805,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,012,877,128.

End

Company	Diageo PLC
TIDM	DGE
Headline	Acquisition
Released	07:00 20-Dec-04
Number	5963G

Diageo Signs Agreement to Acquire The Chalone Wine Group Ltd

Diageo plc has reached an agreement to acquire The Chalone Wine Group Ltd [Nasdaq: CHLN] for a cash consideration of $14.25 per share. The total consideration including debt is therefore expected to be approximately $260 million. The transaction, which is subject to regulatory approval in the United States, is expected to complete in the first quarter of the calendar year 2005. The acquisition of Chalone enhances the range of premium brands in Diageo’s North American wine business and is expected to yield significant synergies. It is therefore anticipated to become economic profit positive during the third full year of ownership.

Diageo North America President and CEO, Ivan Menezes, said, “The US wine market represents a growth opportunity for Diageo, with favorable demographic and consumption trends. Our North American wine business, Diageo Chateau & Estate Wines, has proved its ability to develop premium brands and drive value through integrating businesses. In our last fiscal year, Beaulieu Vineyard and Sterling Vineyards reported growth of 35% and 22% respectively, making DC&E one of the best performing US wine companies. The compatibility of Chalone’s operations to our existing Diageo Chateau and Estate Wines business will enhance our ability to integrate the two businesses and to innovate, to the benefit of the enlarged range of premium brands.”

Diageo Chateau & Estate Wines’ president, Ray Chadwick, commented, “By combining the premium wines of Chalone with our current premium brands we can improve our customer and consumer proposition to provide further growth opportunities. We look forward to working with the people and brands of Chalone as we continue to focus on quality and our robust innovation agenda.”

In the year ended December 31, 2003, Chalone reported gross revenues of $69.4m, net sales of $67.4m, EBITDA of $15.2 million and operating income of $7.5m. Total volume for the year was 675,329 cases (135,065 equivalent cases).

-ends-

Diageo Investor Enquiries
Catherine James + 44 20 7927 5272 investor.rel@diageo.com

Diageo Media Enquiries
Isabelle Thomas + 44 20 7927 5967 media@diageo.com

Diageo C&E Wines
Jon Pageler + 1 707 299 2734
- or –
Diageo North America Gary Galanis + 1 203 359 7193

Notes to Editor
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, JåB, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

About Diageo Chateau & Estate Wines

Diageo Chateau & Estate Wines is the US wine business of Diageo and produces and markets premium wine brands such as Beaulieu Vineyard, Sterling Vineyards, Sterling Vintner’s Collection, Solaris, Century Cellars, and Blossom Hill, as well as the French wines of Barton & Guestier. The company is also a leading importer of classified Bordeaux in the US. The selection is complimented by F.E. Trimbach wines from Alsace, a collection of Burgundy estate-bottled wines and several other European wines.

About the Chalone Wine Group

The Chalone Wine Group is a Napa-based company specializing in premium red and white varietal wines. In California, the Company owns and operates Acacia® Vineyard in the Carneros area of Napa County, and Provenance™ Vineyards, Hewitt™ Vineyard and Jade Mountain® in Napa County; Chalone Vineyard in Monterey County; and Moon Mountain® Vineyard, Dynamite® Vineyards and Orogeny™ Vineyards in Sonoma County; and Echelon Vineyards in San Miguel. In conjunction with its 50 percent joint-venture partner, Paragon Vineyard Co., the Company also owns and operates Edna Valley Vineyard in San Luis Obispo County. In Washington State, the Company owns and operates Sagelands® Vineyard and Canoe Ridge® Vineyard. In the Bordeaux region of France, the Company owns 23.5 percent of the Fourth-Growth estate of Château Duhart-Milon, in partnership with Domaines Barons de Rothschild (Lafite), which owns the other 76.5 percent.

Forward-looking and cautionary statements

This press release contains forward-looking statements based on management’s current expectations and assumptions. Such statements are subject to certain risks and uncertainties that could cause actual results to differ. The company undertakes no obligation to publicly revise any forward-looking statements to reflect future events or circumstances. Reference is also made to Diageo ´s Annual Report on Form 20-F filed with the Securities and Exchange Commission and the “Risk Factors” contained therein for other factors that could impact forward looking statements.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 20-Dec-04
Number	6428G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 700,000 ordinary shares at a price of 734.4555 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 37,505,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,012,177,128

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:40 21-Dec-04
Number	PRNUK-2112

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 21 December 2004 for the purposes of Section 329 of the Companies Act 1985 from Mr H T Stitzer, a director, that:

(i) he purchased 819 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) on 21 December 2004 at a price of £7.2793 per share; and

(ii) on 21 December 2004, he entered into an arrangement with the Company, whereby he will use an amount of £1,000 per month, after tax, from his director’s fees to purchase Ordinary Shares.

As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares is 819.

21 December 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 21-Dec-04
Number	7044G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 1,125,000 ordinary shares at a price of 726.0652 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 38,630,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,011,052,128

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	15:52 22-Dec-04
Number	PRNUK-2212

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 23 PARAGRAPH 23.23 OF
CONTINUING OBLIGATIONS

Diageo plc announces that in accordance with Chapter 23 paragraph 23.23 of the Listing Rules, two copies of the audited financial statements for Diageo Finance plc for the year ended 30 June 2004 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

22 December 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 22-Dec-04
Number	7605G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 750,000 ordinary shares at a price of 729.816 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 39,380,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,010,302,128

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 23-Dec-04
Number	8213G

Diageo plc announces that it has today purchased through Cazenove & Co. Ltd 450,000 ordinary shares at a price of 731.0937 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 39,830,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,009,872,128

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	10:21 31-Dec-04
Number	PRNUK-3112

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 31 December 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 784 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 30 December 2004 at a price per Ordinary Share of £7.4556 by the Trustee.

The total holding of the Trust now amounts to 4,534,795 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

31 December 2004

END